UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-19483

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SWS GROUP 401(K) PROFIT SHARING PLAN

B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:

SWS GROUP, INC.

1201 Elm Street, Suite 3500

Dallas, Texas 75270

SWS GROUP 401(K) PROFIT SHARING PLAN

Index

Item 4- Audited financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Note: Other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

SWS Group 401(k) Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SWS Group 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Dallas, Texas

June 24, 2005

SWS Group

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	December 31, 2004	December 31, 2003
Investments, at fair value (Notes 4 and 5):
Common stock	$24,065,989	$24,669,965
Employer stock	4,146,950	3,948,395
Money market funds	11,867,871	12,689,439
Government securities	947,330	926,388
Mutual funds	23,978,717	19,243,319
Common collective trusts	4,856,626	4,369,106
Corporate bonds and debentures	213,960	248,279
Preferred stock	488,265	334,149
Other assets	789,927	782,546
Loans to participants	3,058,300	2,656,085

Total investments	74,413,935	69,867,671

Receivables:
Employer contributions (Note 2 (a))	—	12,410
Participant contributions (Note 2 (b))	—	15,971
Other	2,807	2,173

Total receivables	2,807	30,554

Cash	45,487	3,834

Net assets available for benefits	$74,462,229	$69,902,059

The accompanying notes are an integral part of these financial statements.

SWS Group

401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2004

December 31, 2004
Additions to net assets attributed to:
Investment income (Note 4):
Net appreciation in fair value of investments	$8,919,619
Interest and dividends	919,022

Net investment income	9,838,641

Contributions:
Employer	2,212,901
Participant	4,006,314
Participant rollovers from other plans	492,621

Total contributions	6,711,836

Deductions from net assets attributed to:
Benefits paid to participants	(11,849,183)
Administrative expenses	(141,124)

Total deductions	(11,990,307)

Net increase	4,560,170

Net assets available for benefits, beginning of year	69,902,059

Net assets available for benefits, end of year	$74,462,229

The accompanying notes are an integral part of these financial statements.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

1.	Summary of Significant Accounting Policies

(a)	General

The SWS Group 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan covering all employees of companies affiliated with SWS Group, Inc. (the “Company” or “Employer”) who meet certain minimum hours of service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(b)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(c)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Administration

The Plan is administered by a Trustee Committee appointed by the Company’s Board of Directors. The Trustees of the Plan are Charles Schwab Trust Company and Westwood Trust Company. Certain expenses of the Plan are charged directly to participant accounts and totaled $141,124 for 2004. Recordkeeper, trustee and professional fees of the Plan are paid by the Company and therefore are not reflected in the Plan’s financial statements.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

2.	Contributions

(a)	Employer

The Company contributes 100% of the first 4% of compensation that a participant contributes into the Plan. The Board of Directors of the Company determines the amount of discretionary Employer contribution to the Plan each year. The contribution may not exceed the lesser of 15% of the total annual compensation paid to the participants or the Employer’s net profits before taxes. These contributions are allocated to each participant in the ratio of each participant’s covered compensation to the total covered compensation of all participants. No discretionary contribution is required to be made by the Employer. During 2004, no discretionary employer contributions were made.

The carrying amount of the Employer contributions receivable approximates fair value at December 31, 2003, due to the short-term nature of the account.

(b)	Participant Contributions

For the years ended December 31, 2004 and 2003, the maximum participant contribution of pretax annual compensation, as defined by the plan, was 15%. Participants may also contribute rollovers of distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participant contributions were limited to $13,000 and $12,000 during the 2004 and 2003 Plan years, respectively. Catch up contributions are allowed for participants over 50. In 2004 and 2003, the limit for catch up contributions was $3,000 and $2,000, respectively.

The carrying amount of the Participant contributions receivable approximates fair value at December 31, 2003, due to the short-term nature of the account.

(c)	Forfeitures

Forfeitures reduce Employer contributions for the year in which the forfeitures occur and are allocated to participants in the same manner as the Employer contribution. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $89,036 and $112,423, respectively. These accounts will be used to reduce future employer contributions. During 2004, employer contributions were reduced by approximately $112,255 from forfeited nonvested accounts.

3.	Eligibility and Vesting

(a)	Eligibility

Employees of the Company are eligible to participate in the Plan upon hire, as soon as administratively possible.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

(b)	Vesting

Participant contributions and Employer matching contributions are immediately vested. Employees who work a minimum of 1,000 hours a year and are employed on the last day of the calendar year qualify for a year of service and vest in the discretionary Employer contribution as follows:

Years of service	Percentage vested
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

(c)	Plan Benefits

The vested portion of the accrued benefit of a participant upon termination or retirement is his or her plan benefit. Normal retirement age as elected by the Company is 55. Several options for payments are available and all require the agreement of the participant. Benefits are recorded by the Plan when paid.

4.	Investments and Investment Income

All investments are held by Charles Schwab Trust Company except for $5,988,841 in investments which are held by Westwood Trust Company. The Company maintains a participant-directed plan with separate, segregated accounts and each participant’s income or loss, including market fluctuations, is applied directly to the participant’s account.

Investments are carried at fair value based on quoted market prices where available. Other assets are valued based on fair value estimates as determined by the trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan presents the net change in fair value of investments, which consists of realized gains and losses, unrealized appreciation (depreciation) and any income or capital gain distributions, in the accompanying statement of changes in net assets available for benefits.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

Investments greater than 5% of net assets available for benefits at either December 31, 2004 and 2003 are as follows:

	2004	2003
Schwab Value Advantage Fund	$4,104,131	$3,765,894
Schwab Money Market Fund	7,763,740	8,923,545
Southwest Securities 401(k) Stock Fund	4,146,950	3,948,395

During the year ended December 31, 2004, the Plan’s investments, including those bought, sold and held during the year, appreciated in value as follows:

2004
Common stock	$4,841,269
Employer stock	795,785
Money market funds	82,264
Government securities	128,482
Mutual funds	2,173,373
Common collective trusts	502,520
Corporate bonds and debentures	83,252
Preferred stock	144,629
Other assets	168,045

Net appreciation in fair value of investments	$8,919,619

5.	Loans to Participants

As allowed by the Plan, loans have been made to numerous participants. Loans are secured by the participant’s remaining account balance and are limited to a maximum term of five years except when the loan is used to acquire the principal residence of the participant. Loan amounts are limited to 50% of the respective participant’s nonforfeitable accrued benefit at the time of the loan less any outstanding loans up to a maximum total of $50,000. Interest rates ranged from 4.00% to 9.50% at December 31, 2004.

Loans to participants are carried at the original loan balance plus accrued interest, less principal repayments, which approximates fair value.

Repayments are made through payroll deductions and are reinvested in the individual funds according to the current investment allocations of the participant.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

6.	Parties-in-interest

Certain investments are managed by an affiliate of Charles Schwab Trust Company, which is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These investments total $8,233,866 and $7,298,408 at December 31, 2004 and 2003, respectively.

Additionally, the Plan holds investments in the Company’s common stock and loans receivable from participants, both of which constitute party-in-interest transactions.

Certain investments are managed by Westwood Trust Company, which is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These investments total $8,113,658 and $7,007,082 at December 31, 2004 and 2003, respectively.

7.	Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated December 30, 2003. The Plan has been amended since receiving the determination letter; however, the Plan administrator and its tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to the amount in his or her account on the date of such termination shall be fully vested and nonforfeitable.

SWS Group

401(k) Profit Sharing Plan

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2004

(a)	(b)	( c )	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
*	Schwab Value Advantage Fund	Money Market Funds	$4,104,131
*	Southwest Securities 401(k) Stock Fund	Employer Securities	4,146,950
	Self-directed brokerage accounts	Various Investments including stocks, bonds, mutual funds and other investments	39,529,720
	Growth Fund of America	Mutual Funds	3,279,792
*	Gabelli Westwood Balanced Fund	Mutual Funds	1,375,023
*	Gabelli Westwood Equity Fund	Mutual Funds	1,465,362
*	Gabelli Westwood Realty Fund	Mutual Funds	416,647
	Manager’s Special Equity Fund	Mutual Funds	2,509,232
	Pimco Total Return FD Class D Fund	Mutual Funds	1,147,579
*	Schwab Markettrack Balanced Fund	Mutual Funds	551,870
*	Schwab Markettrack Conservative Fund	Mutual Funds	312,967
*	Schwab Markettrack Growth Fund	Mutual Funds	839,444
*	Schwab S&P 500-Investors SHS Fund	Mutual Funds	2,425,454
	Scudder International Fund	Mutual Funds	1,571,498
	Weitz Value Portfolio	Mutual Funds	2,463,805
	SEI Government Securities Principal	Money Market Funds	247,295
*	Westwood Trust Income Fund	Common Collective Funds	2,680,944
*	Westwood Trust Mid Cap Equity-EB Fund	Common Collective Funds	444,439
*	Westwood Trust All Cap Growth -EB Fund	Common Collective Funds	225,606
*	Westwood Trust Small Cap Equity-EB Fund	Common Collective Funds	298,953
*	Westwood Trust Small Cap Value Equity-EB Fund	Common Collective Funds	340,980
*	Westwood Trust High Yield Bond-EB Fund	Common Collective Funds	447,034
*	Westwood Trust Real Estate Invest Trust-EB Fund	Common Collective Funds	118,872
*	Westwood Trust International Equity-EB Fund	Common Collective Funds	33,672
*	Westwood Trust Large Cap Equity-EB Fund	Common Collective Funds	158,886
*	Westwood Trust Core Inv. Grade Bond-EB Fund	Common Collective Funds	107,240
	Cross Timbers Royalty Trust	Express Trust Interests	3,988
	Enbridge Energy Partners Ltd	Limited partnership interests	10,314
	Enterprise PRD Partners LP	Limited partnership interests	3,723
	Kaneb Pipeline Partners LP	Limited partnership interests	7,913
	Kinder Morgan Energy Partners LP	Limited partnership interests	3,851
	Magellan Midstream Partners	Limited partnership interests	6,321
	Northern Border Partners LP	Limited partnership interests	30,113
	Permian Basin Royalty Trust	Limited partnership interests	6,975
	Suburban Propane Partners LP	Limited partnership interests	17,380
	Teppco Partners LP	Limited partnership interests	8,587
	Valero LP	Limited partnership interests	13,075
*	Loans to Participants	Interest Rates 4.0% to 9.5%, due through 2025	3,058,300

	Total assets held for investment purposes		$74,413,935

*	Designates a party-in-interest.

Note: Column (d) - Cost information has been omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SWS GROUP
401(K) PROFIT SHARING PLAN

Date: June 28, 2005	By:	/s/ James R. Zimcosky
James R. Zimcosky
Director - Human Resources
Plan Administrator